UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 2)

BOISE INC.

(Name of Subject Company)

BOISE INC.

(Name of Persons Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

09746Y105

(CUSIP Number of Class of Securities)

Karen E. Gowland

Senior Vice President, General Counsel and Secretary

Boise Inc.

1111 West Jefferson Street, Suite 200

Boise, Idaho 83702-5388

(208) 384-7000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

Copies to

Margaret A. Brown

Skadden, Arps, Slate, Meagher & Flom LLP

One Beacon Street

Boston, Massachusetts 02108

(617) 573-4800

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission (the “SEC”) on September 26, 2013 (as amended and supplemented from time to time, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Bee Acquisition Corp. (“Purchaser”), a Delaware corporation and a wholly-owned subsidiary of Packaging Corporation of America (“Parent”), to purchase all of the outstanding shares of common stock of Boise Inc., par value $0.0001 per share, at a purchase price of $12.55 per Share, net to the holder thereof in cash, without interest and subject to any withholding of taxes required by applicable law, upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 26, 2013, and the related Letter of Transmittal, each of which is attached to the Schedule TO filed by Parent and Purchaser with the SEC on September 26, 2013.

Except as set forth below, the information set forth in the original Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment No. 2. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

Item 8. Additional Information

Item 8, “Additional Information,” is hereby amended and supplemented by adding the following text to the end of the section entitled “Additional Information—Certain Litigation Related to the Offer”:

“Pursuant to an order granted on October 2, 2013 by the Court of Chancery of the State of Delaware (the “Consolidation Order”), the Delaware actions were consolidated into one action captioned In Re Boise, Inc. Stockholder Litigation, C.A. No. 8933-VCG (the “Consolidated Action”) and the document requests and third party discovery filed in the DCM Multi-Manager Fund, LLC action described above were designated as operative. The Consolidation Order applies to any future-filed actions relating to the subject matter of the Consolidated Action that are filed in or transferred to the Court of Chancery in Delaware. On October 4, 2013, a purported class action lawsuit was brought against the Company, the members of the Company Board, Parent and Purchaser, captioned Suprina v. Boise, Inc., et al., C.A. No. 8978 (Oct. 4, 2013).

On October 3, 2013, the plaintiffs in the Consolidated Action filed a consolidated class action complaint (the “Consolidated Complaint”), as well as a motion to expedite proceedings and a motion for a preliminary injunction. The Consolidated Complaint alleges that the individual defendants breached their fiduciary duties to the Company’s public stockholders because, among other things, they allegedly obtained a price in the proposed acquisition of the Company by Parent and Purchaser that is inadequate and not the fair value that could be obtained under the circumstances for the Company’s public stockholders, and the Schedule 14D-9 allegedly failed to disclose to the Company’s stockholders all material facts related to the proposed acquisition. The Consolidated Complaint also alleges that Parent and Purchaser aided and abetted those alleged violations. The plaintiffs purport to bring the Consolidated Action on behalf of a class of Company stockholders, and seek relief that includes injunctive relief and/or damages and an award of attorneys’ and experts’ fees and costs. The Company believes that the Consolidated Action is without merit and intends to defend vigorously against all claims asserted.”

SIGNATURE

After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

BOISE INC.

By:	/s/ Karen E. Gowland
Name: Karen E. Gowland Title: Senior Vice President, General Counsel and Secretary

Dated: October 7, 2013